Exhibit 11:

OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES
Computation of Earnings Per Share
(in thousands, except per share amounts)

	For the Three Months Ended January 31,		For the Six Months Ended January 31,
	2016	2015	2016	2015
Net income available to stockholders	$3,821	$2,797	$9,244	$4,917
Less: Distributed and undistributed earnings allocated to non-vested restricted stock	(90)	(40)	(185)	(72)
Earnings available to common shareholders	$3,731	$2,757	$9,059	$4,845
Shares Calculation
Average shares outstanding - Basic Common	4,982	4,953	4,978	4,951
Average shares outstanding - Basic Class B Common	2,055	2,022	2,046	2,016
Potential Common Stock relating to stock options and non-vested restricted stock	59	55	50	56
Average shares outstanding - Assuming dilution	7,096	7,030	7,074	7,023
Net Income Per Share: Basic Common	$0.57	$0.43	$1.39	$0.75
Net Income Per Share: Basic Class B Common	$0.43	$0.32	$1.04	$0.56
Net Income Per Share: Diluted	$0.53	$0.39	$1.28	$0.69

1